UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

23302X104
(CUSIP Number)

Mark Nordlicht, Managing Member Platinum-Montaur Life Sciences, LLC 152 West 57th Street New York, New York 10019 (212) 582-2222	With copies to: Tarter Krinsky & Drogin LLP Attn: James G. Smith 1350 Broadway New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Platinum-Montaur Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,237,204 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,237,204 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,237,204 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,237,204 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,237,204 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,237,204 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (see Item 5)
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of Common Stock, $0.01 par value, (“Common Stock”) of Dais Analytic Corporation.  The Issuer’s principal executive office is located at 11552 Prosperous Drive, Odessa, Florida 33556.

ITEM 2. IDENTITY AND BACKGROUND.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Platinum-Montaur”); and
•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”).

The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by Platinum-Montaur are owned directly by Platinum-Montaur.  Mr. Nordlicht is the controlling person of Platinum-Montaur.  As a result, Mr. Nordlicht may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be a beneficial owner of all the shares of Common Stock directly or indirectly held by Platinum-Montaur.

The principal business address for each of Platinum-Montaur and Mr. Nordlicht is 152 West 57th Street, 54th floor, New York, New York 10019.

The principal business of Platinum-Montaur is that of a private investment fund engaged in the purchase and sale of securities for its own account.  Mr. Nordlicht’s principal occupation is serving as Managing Member of Platinum-Montaur and in similar capacities for other private investment funds.

By virtue of his position as the Managing Member of Platinum-Montaur, Mr. Nordlicht has the sole power to vote and dispose of the Issuer’s securities, including shares of Common Stock and derivatives to acquire Common Stock, directly held by Platinum-Montaur.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price used to acquire the securities beneficially owned by Platinum-Montaur was funded by working capital.  The exercise price for the Warrants (as defined below) is anticipated to be paid by either using the “cashless exercise” feature of the Warrants or through equity contributions of the equity owners of Platinum-Montaur and/or cash on hand.

ITEM 4. PURPOSE OF TRANSACTION.

December 31, 2007 Transaction

On December 31, 2007, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Platinum-Montaur.

Pursuant to the Subscription Agreement, the Issuer issued a $600,000 face amount Secured Convertible Promissory Note (the “Note”) to Platinum-Montaur.  The holder of the Note may elect to convert the principal amount and accrued interest on the Note at any time into shares of Common Stock at a price of $0.20 per share.

As further consideration, on December 31, 2007, the Issuer issued to Platinum-Montaur a warrant (the “2007 Warrant”) for the purchase at any time on or before December 31, 2012, of an aggregate of 3,000,000 shares of Common Stock at an exercise price of $0.25 per share.

If the closing price of the Common Stock on the principal market or exchange on which the Common Stock is traded is at least $1.50 for ten consecutive trading days, the Issuer can compel exercise of the Warrant.

On December 31, 2007, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Platinum-Montaur pursuant to which the Issuer agreed to register for resale under the Securities Act of 12933, as amended, the Common Stock issuable upon the conversion of the Note and the exercise of the Warrant.

On January 9, 2009, the Issuer registered its Common Stock under Section 12(g) of the Exchange Act.

March 12, 2009

On March 12, 2009, the Issuer entered into an agreement with Platinum-Montaur whereby Platinum agreed to convert its Note into 3,324,740 shares of Common Stock, which includes conversion of the principal amount of the Note plus accrued interest.

As consideration for converting the Note, on March 12, 2009, the Issuer issued to Platinum-Montaur a warrant (the “2009 Warrant”) for the purchase at any time on or before March 12, 2014, of an aggregate of 999,000 shares of Common Stock at an exercise price of $0.25 per share.  The 2009 Warrant is substantially similar to the 2007 Warrant.

September 2009 Sales

Platinum-Montaur sold a portion of the shares of Common Stock issued upon conversion of the Note, as set forth in the table below:

Security	Date	Shares Sold	Sale Price	Balance
Common Stock	9/16/2009	2,040	$1.0000	3,322,700
Common Stock	9/22/2009	8,500	$1.0315	3,314,200
Common Stock	9/23/2009	61,293	$1.7284	3,252,907
Common Stock	9/24/2009	13,550	$1.0975	3,239,357
Common Stock	9/25/2009	1,153	$1.0460	3,238,204
Total		86,536

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of November 3, 2009, Platinum-Montaur beneficially owns 7,237,204 shares of Common Stock representing 31.4% of all of the outstanding shares of Common Stock determined as follows:

•	3,238,204 shares of Common Stock;
•	3,000,000 shares of Common Stock underlying the 2007 Warrant exercisable at $0.25 per share of Common Stock; and
•	999,000 shares of Common Stock underlying the 2009 Warrant exercisable at $0.25 per share of Common Stock.

Mr. Nordlicht, as the controlling person of Platinum-Montaur, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Platinum-Montaur, and has the sole power to vote or direct the vote of the securities held by Platinum-Montaur.

Except as set forth in Item 4 above, no other transactions with the Issuer’s Common Stock were effected by the Reporting Persons during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of Platinum-Montaur and Mr. Nordlicht, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Platinum-Montaur and Mr. Nordlicht, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In addition, subject to compliance with applicable law, the Reporting Persons may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2009

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By:	/s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

/s/ MARK NORDLICHT
Name: Mark Nordlicht

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of November 3, 2009 (filed herewith).

2.
Form of Subscription Agreement, dated December 31, 2007, by and among the Issuer and Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 10.9 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

3.
Form of Secured Convertible Promissory Note, dated December 31, 2007, issued by the Issuer to Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 4.7 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

4.
Form of Stock Purchase Warrant, dated December 31, 2007, issued by the Issuer to Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 4.5 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

5.
Form of Stock Purchase Warrant, dated March 12, 2009, issued by the Issuer to Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).